NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Commences Drilling of "Victory" Well on "Intrepid" Block 5(c) Offshore Trinidad

JUN 25, 2007 - 08:35 ET

CALGARY, ALBERTA--(Marketwire - June 25, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) said today it is pleased to announce that it has commenced drilling if its "Victory" well on Canadian Superior's "Intrepid" Block 5(c) off the east coast of the island of Trinidad.

Greg Noval, Chairman of Canadian Superior Energy Inc., said today, from the Company's head office in Calgary, Alberta, Canada, "We are very excited to commence the drilling of the "Victory" well approximately 60 miles (96 kilometers) off the east coast of Trinidad. The well is offsetting production from some of the biggest producing natural gas wells in the world. Thanks to a great combination of a lot of efforts from our supporters, staff, SINOPEC, Maersk and the Government of Trinidad and Tobago, drilling of the "Victory" well has commenced!"

The "Victory" well is being drilled for Canadian Superior with the Kan Tan IV semi-submersible drilling rig, managed by Maersk Contractors, a part of A.P. Moller - Maersk A/S ("Maersk"), www.maersk-contractors.com, headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B). The Kan Tan IV is owned by SINOPEC of Beijing, China (NYSE:SNP), website http://english.sinopec.com, the 3rd largest company in China. The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, "Victory", "Bounty" and "Endeavour", approximately 60 miles off the east coast of Trinidad, on Canadian Superior's "Intrepid Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its "Intrepid" Block 5(c).

The "Victory" well has a planned Total Depth ("TD") of approximately 16,870 feet (5,142 meters) and is expected to take between 80 - 100 days to drill and evaluate. On Canadian Superior's website, the website will be providing daily interactive update(s) of drilling operations on the "Victory" well plus photos of the rig and/or periodic webcasts from the rig. As well See: Canadian Superior's website, www.cansup.com, for Daily Drilling Depth Chart(s) and also the detailed Geological Prognosis for the well.

Canadian Superior is paying 2/3 of the estimated US$45 million to drill the "Victory" well to obtain a 75% producing share in the well with its financial partner Challenger Energy Corp of Calgary, Alberta, Canada (TXS.V:CHQ) (AMEX:CHQ) paying 1/3 of the cost of the well to earn a 25% production share.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations Offshore Trinidad, in Western Canada and its Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President and Chief Operating Officer
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5